ANNUAL REPORT



13393 Samantha Ave.
San Diego CA 92129
www.N-Gen.com

This Annual Report is dated April 25, 2017

THE COMPANY AND ITS BUSINESS

Description of Business

N-Gen Technologies(N-Gen) is focused on power generation products to allow for distributed electrical production. N-Gen's first product which is in development, is a Home Power Appliance where consumers can generate their own electricity more cost effectively than the utilities with less pollution.

Over the last year N-Gen has been designing a gamma and beta version of their patented heat engine design. N-Gen has also developed an home appliance to utilize the heat engine for home power production and power bill hedging. The first cases for these appliances were completed last year and we continue to work with vendors for the parts to complete both the gamma and beta versions of our heat engines. We have also gained some 700 followers on our Start Engine Regulating CF campaign and taken in over 250 investors. These investor have provided the needed cash for our development and operation over the last six months.

Sales, Supply Chain, & Customer Base

N-Gen's initial customer base will be those with a desire to produce their own electricity more affordably and with less environmental impact. N-Gen's first products can be built with any contents supply chain and will be sold with a blend of direct and indirect sales.

Competition

There is currently no significant competition focused on Home Power Appliances utilizing Natural Gas. There are some smaller companies that are selling heat conversion devices for colder climates where the excess heat from the unit can be used to heat the home.

Liabilities and Litigation

N-Gen Technologies does not currently carry any significant liabilities and is involved in no litigation at this time.

The team:

Officers and directors

Alan Holsapple	CTO
Chris Anthony	CEO

Alan Holsapple

N-Gen Technologies is the brain child of Alan Holsapple, who identified simple heat engines as a possible solution to the World's Energy needs. Issues with current heat engine designs lead him to leverage his engineering experience with advanced ceramic turbines to greatly simplify and improve upon a dual piston heat motor with modern technology and materials. He's spent the last several years refining his models, prototypes, and engineering for production. With help from friends, family, and interested strangers, he has toiled in his living room, garage, and workshop to create "the N-Gen" of the future. Capable of thermal conversion at almost 50%, this device is set to change how we think about power production. Alan has served as the Owner/Operator of Discount Installation Services since December 2011 whose business is Energy Upgrade Products for Residential and Commercial Customers. Alan has served as CTO of N-Gen since June 2017.

Chris Anthony

Born in Nashville, TN, Chris is an only child and the first in his Blue Ridge Mountain family to graduate from high school. He then went on to attend college at the University of North Carolina where he earned his BS degree in Finance. There he achieved Scholar Athlete and Deans List Honors on several occasions along with winning three NCAA Championships in Track and Field. During and since college he has founded six new companies, ranging from Network Services to Marine Manufacturing, each with their own successful story of innovation and brand building. Now Chris' companies hold many industry firsts like; over 300mpg commuter vehicle efficiency, Electric Hybrid Marine Propulsion Systems for Sport Boats, and Modular Battery Management System Memory devices that record over 20 years of data. Chris has served as the CEO of Epic Boats since August 2002 whose business is the manufacture and sale of recreational boats. Chris has served as CEO of N-Gen since June 2017.

Related party transactions

We entered into a license agreement with Alan Holsapple, a director, officer and our largest stockholder, pursuant to which we have a royalty free license to use the patent which protects our technology. The initial term of the license is twelve months and is automatically renewable for 3 consecutive twelve months periods. We have the obligation to purchase the patent for $10.00, if we raise an aggregate of $200,000 in capital on or before July 1, 2018.

RISK FACTORS

These are the principal risks that related to the company and its business:

Our auditor has issued a "going concern" opinion. Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our generator, establish relationships with manufacturing facilities to manufacture our power generator and begin selling our power generator, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2017, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Our business strategy depends on the widespread adoption of our technology. The market for an alternative power sources is emerging and rapidly evolving, and its future success is uncertain. If demand for our product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. This is a brand new company. We have no history, no clients and no revenues. If you are investing in us, it's because you think our power generator is a good idea, and that we will be able to successfully complete the design of, and market, manufacture and sell our power generator, and that we can price it right and sell it to enough people so that we will succeed.

We face intense competition, and many of our competitors have substantially greater resources than we do. We compete with major and widely used and existing power generation facilities and devices, public utilities and alternative energy companies. Most of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

If we do not retain key personnel, our business will suffer. The success of our business is heavily dependent on the leadership of our key management personnel, specifically Alan Holsapple, the investor of our power generator, and Christopher Anthony. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

Our competitive position depends in part on maintaining intellectual property protection. Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We will rely on a combination of patent applications, trademarks and trade secret laws to protect our intellectual property rights. We will also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Any patents we may hold might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We do not currently own our intellectual property. We do not currently own the patent which protects our technology, and have a royalty free license to use it from Alan Holsapple, a director, officer and substantial stockholder. The initial term of the license is twelve months and is automatically renewable for 3 consecutive twelve months periods. We have the option to purchase the patent for $10.00, if we raise an aggregate of $200,000 in capital on or before July 1, 2018. If we fail to meet the financing milestone and are unable to purchase the patent, we may only be able to operate our business for 48 months, and you could lose your investment.

We may face intellectual property infringement claims that could be time- consuming and costly to defend and could result in our loss of significant rights and the assessment of damages. If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property.

Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage. Since our products are electricity-producing devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we will face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We will rely on general liability insurance to cover product liability claims and may not obtain separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage and have not yet manufactured a prototype for our power generator. Delays or cost overruns in the development of our generator and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may experience significant delays or other complications in the design, manufacture and launch of our power generator, which could harm business, prospects, financial condition and operating results. We may experience significant delays or other complications in bringing to market our power generator. Any significant delays or other complications in the development, manufacture and/or launch, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

We face significant barriers in our attempt to produce our power generator, and if we cannot successfully overcome those barriers, our business will be negatively impacted. We face significant barriers as we attempt to produce our power generator, including, regulatory and compliance barriers. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. We will need to contract with manufacturers with excess capacity to manufacturer our vehicles and certain components. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.

Risks of Borrowing. We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Limited Transferability and Liquidity. Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan.

We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Control by Majority Stockholders. Even if this offering is fully subscribed, Alan Holsapple and Christopher Anthony, who serve as our sole officers and directors, will hold a substantial majority of our common stock. Therefore, investors will not be able to control our management.

Projections: Forward Looking Information. Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control.
Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Christopher Anthony, 588,000 Shares, 48.64% ownership, Common Stock

Alan Holsapple, 612,000 Shares, 50.62% ownership, Common Stock

Start Engine Shareholders, 8,989 Shares, .74% ownership, Common Stock

Classes of securities

Common Stock: 1,200,000

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessment. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

 In an IPO;

 To the company;

 To an accredited investor; and

 To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Previous Offerings

Between January 1st, 2016 and December 31st, 2017, we sold approximately 9,586 shares of common stock pursuant to Regulation CF, the proceeds of which have been used for engineering and general working capital.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition:

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the development of our generator and begin marketing and selling our generator, which we do not anticipate occurring until 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company is investing in the continued development of our generator and our brand and is generating sizeable net income losses as a result. With the introduction and Sale of the N-Gen1, we anticipate creating a positive cash flow ramp with sales of N-Gen1 packages in the future. That production will be augmented by future capital raises and possible debt to support inventory. Once into revenue, we project that we will invest heavily in variants on our base technologies.

Liquidity and Capital Resources

We are currently generating operating losses and requires the continued infusion of new capital to continue business operations. If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company. We believe that if we raise the full amount we are seeking in our Regulation CF offering, we will be able to sustain the business for 12 months but should the round close quickly we anticipate we will accelerate R&D spending as we seek to raise future rounds of funding more quickly. Should this crowdfunding round go slowly and not close to its potential we will alter our plans to slow our spend and seek to gain 12 months of operating capital from other sources.

Indebtedness

The Company does have any material indebtedness.

Recent offerings of securities

Between January 1st, 2016 and December 31st, 2017, we sold approximately 9,586 shares of common stock pursuant to Regulation CF, the proceeds of which have been used for engineering and general working capital.

Valuation

$12,000,000.00

We have not conducted a third party valuation of the Company. The price of the shares reflects the opinion of the Company as to what would be fair market value.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available on our website on the home page under the tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

N-GEN TECHNOLOGIES, INC. FINANCIAL STATEMENTS
(unaudited)

Rick R. Newton CPA Inc,
1637 E. Valley Parkway #276.
Escondido, CA 92027

Directors and officials
N-GEN Technologies Inc.

I have compiled the accompanying balance sheet as of December 31, 2017 and related statements of income Statement of Cash Flows for the year then Ended.

A compilation is limited to presenting in the form of financial statements, information that is the representation of management. I have used information provided by management, bank statements, spreadsheets and receipts, to categorize transaction to form financial statements. The statements that I have provided are to be used only for internal purposes. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

4/24/18

Rick R. Newton CPA

4/26/18
Alan Holsapple

11:14 AM
04/25/18
Accrual Basis

N-GEN Tech Inc.
Balance Sheet
As of December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
B of A Checking - 9308		24,966.74
Total Checking/Savings		24,966.74
Other Current Assets		
APIC Holdback/Rec		5,851.00
Total Other Current Assets		5,851.00
Total Current Assets		30,817.74
Fixed Assets		
Intangible Asset		3,000.00
Product Developement		47,356.74
Start-UP		41,023.68
Total Fixed Assets		91,380.42
TOTAL ASSETS		**122,198.16**
LIABILITIES & EQUITY		
Equity		
Additional Paid in Capital		89,890.00
Capital Stock		
Alan Holsapple	19,092.00	
Chris Anthony	34,707.00	
Total Capital Stock		53,799.00
Opening Balance Equity		
Alan Holsapple	61.20	
Chris Anthony	58.80	
Total Opening Balance Equity		120.00
Net Income		-21,610.84
Total Equity		122,198.16
TOTAL LIABILITIES & EQUITY		**122,198.16**

11:14 AM
04/25/18
Accrual Basis

N-GEN Tech Inc.
Profit & Loss
January through December 2017

		Jan - Dec 17
Ordinary Income/Expense		
Expense		
Advertising		5,616.00
Bank Service Charges		145.69
Materials		325.00
Professional Fees		
Accouonting	2,030.00	
Legal	7,243.00	
Start-Up Costs	0.00	
Total Professional Fees		9,273.00
Shop Supplies		5,986.15
Shop Tools		265.00
Total Expense		21,610.84
Net Ordinary Income		-21,610.84
Net Income		**-21,610.84**

N-GEN Tech Inc.
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-21,610.84
Adjustments to reconcile Net Income	
to net cash provided by operations:	
APIC Holdback/Rec	-5,851.00
Net cash provided by Operating Activities	-27,461.84
INVESTING ACTIVITIES	
Intangible Asset	-3,000.00
Product Developement	-47,356.74
Start-UP	-41,023.68
Net cash provided by Investing Activities	-91,380.42
FINANCING ACTIVITIES	
Additional Paid in Capital	89,890.00
Capital Stock:Alan Holsapple	19,092.00
Capital Stock:Chris Anthony	34,707.00
Opening Balance Equity:Alan Holsapple	61.20
Opening Balance Equity:Chris Anthony	58.80
Net cash provided by Financing Activities	143,809.00
Net cash increase for period	24,966.74
Cash at end of period	**24,966.74**

N-GEN TECHNOLOGIES, INC. NOTES TO THE FINANCIAL STATEMENTS (unaudited)

NOTE 1 – NATURE OF OPERATIONS

N-Gen Technologies, Inc. was incorporated on June 19, 2017 ("Inception") in the state of Delaware. The Company's headquarters are located in San Diego, California. The financial statements of N-Gen Technologies, Inc. (which may be referred to as the "Company" or "N-Gen Technologies" are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

N-Gen Technologies is an energy company whose founder designed a proprietary engine that improves the thermal efficiency of traditional heat engines. N-Gen's technology (US patent 13949795) dramatically improves thermal performance with a unique pin fin heating and cooling system that allows better gas and pressure flow. This makes it perfect for Natural Gas conversion to electricity and other activities where converting heat mechanical motion is useful.

Going Concern and Management Plans
Since Inception, the Company has relied on funding from its founders for working capital. The Company will incur significant additional costs for the development of its technology. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace. Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible Assets
Intangible assets with indefinite lives are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. As of June 30, 2017, the Company has not recorded an impairment.

Revenue Recognition
The Company will recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Amounts received for which the performance obligations have not been fulfilled will be recorded in deferred revenue. No revenues have been derived to date.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company's hasn't completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

One of the Company's founders currently owns the patent related to the Company's intended product. The founder has granted a free license to the Company in connection with the patent. The Company has an obligation to purchase the patent for $10, if the Company raises an aggregate of $200,000 or more in capital through one or more equity or debt financings on or before July 1, 2018.

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
In June 2017, the Company issued a total of 1,200,000 shares of common stock to its founders. In connection with this issuance, one of the founders agreed to contribute a total of $19,092 to the Company. As of June 30, 2017, the Company has received $20,031 of this receivable. The other founder contributed a license for the patent as described in Note 3.

NOTE 5 – RELATED PARTY TRANSACTIONS

See Notes 3 and 4 for a description of related party transactions.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2017 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.

Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.
Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.